Safe Harbor Statement

Some of the statements contained in this presentation are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. These statements include all financial projections and any declarations regarding management's intents, beliefs or current expectations. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. Any forward-looking statements are not guarantees of future performance, and actual results could differ materially from those indicated by the forward-looking statements. Forward-looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

■ Pepco Holdings, Inc.

Safe Harbor Statement - Continued

A number of factors could cause actual results or outcomes to differ materially from those indicated by the forward-looking statements contained in this presentation. These factors include, but are not limited to, prevailing governmental policies and regulatory actions affecting the energy industry, including with respect to allowed rates of return, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of plant facilities, recovery of purchased power expenses, and present or prospective wholesale and retail competition; changes in and compliance with environmental and safety laws and policies; weather conditions; population growth rates and demographic patterns; competition for retail and wholesale customers; general economic conditions, including potential negative impacts resulting from an economic downturn; growth in demand, sales and capacity to fulfill demand; changes in tax rates or policies or in rates of inflation; changes in project costs; unanticipated changes in operating expenses and capital expenditures; the ability to obtain funding in the capital markets on favorable terms; restrictions imposed by the Public Utility Holding Company Act; legal and administrative proceedings (whether civil or criminal) and settlements that influence our business and profitability; pace of entry into new markets; volatility in market demand and prices for energy, capacity and fuel; interest rate fluctuations and credit market concerns; and effects of geopolitical events, including the threat of domestic terrorism. Readers are referred to the most recent reports filed with the Securities and Exchange Commission.

Pepco Holdings, Inc.

Corporate Overview & Strategy

Dennis Wraase
Chairman, President & CEO

PHI *Vision*

*Be the premier energy delivery
and services company in the
mid-Atlantic region through employees focused on
customer service,
reliability and profitability.*

    

PHI *Overview*

PepcoHoldings, Inc.

$7.1B LTM Revenues
$13.4B Total Assets
1.7 Million Electric Customers
117,000 Gas Customers

Regulated Electric & Gas Delivery Business

pepco

conectiv
Power Delivery

72% of Operating Income

Competitive Energy /Other

conectiv energy

pepco Energy Services

POTOMAC CAPITAL INVESTMENT

28% of Operating Income

Note: Financial data as of June 30, 2004. Operating Income percentages for the six months ended June 30, 2004. Customer data as of December 31, 2003.

PepcoHoldings, Inc.

PHI *Strategy*

PepcoHoldings, Inc.

Focus on Core Delivery Business

- Ensure high level of customer satisfaction
- Maintain solid regulatory relations
- Continue Power Delivery integration
- Implement regulatory plan in line with removal of rate caps
- Shed non-core assets – sale of Starpower and aircraft

Manage Complementary Unregulated Businesses

- Leverage regional PJM focus and expertise
- Maintain conservatively hedged position on generation portfolio
- Expand retail supply opportunities in PJM footprint
- Receive stable, long-term earnings stream from energy leases

Strengthen Credit Profile

- Planned to reduce debt by $1 billion over the five year period ending 2007; equity offering accelerates the de-levering and increases the debt pay down target to $1.3 billion
- Maximize free cash flow[1] through disciplined approach to capital expenditures
- Achieve equity ratio in the mid-40% area
- Maintain low risk business profile

(1) *Free cash flow defined as net cash from operating activities less capital expenditures net of asset disposition proceeds.*

PHI *Recent Achievements*

Focus on Core Delivery Business

- TPA Settlement with Mirant; fixed $105 million claim against estate
- Reached settlement in Maryland for SOS after July 1, 2004 with margin; obtained similar SOS process in DC with margin
- Securitized additional $152 million at ACE
- ACE base rate case in NJ pending; pursuing litigation and settlement tracks
- ACE filed appeal on 2003 NJ $45 million deferral disallowance

Manage Complementary Unregulated Energy Businesses

- Taken steps to significantly lower risk – successful hedging strategy locked in margins
- Increased generation capacity through completion of Conectiv Bethlehem mid-merit plant, ahead of schedule and under budget
- Sold non-core assets to increase cash flow- Starpower, aircraft, non-utility property

Strengthen Credit Profile

- Issued over $340 million of equity in 2003-2004
- Paid down $250 million of debt in 2003
- Refinanced approximately $875 million of higher cost securities in 2003 and 2004
- Replaced 364-day $550 million credit facility with a 5 year $650 million facility

Pepco Holdings, Inc.

PHI *Corporate Governance*

- **Audit Committee of the Board**
  - ∗ **Comprised of external Directors (biographies in Proxy)**
  - ∗ **Directors Cronin, Golden, Nussdorf and Ross designated by Board as Audit Committee Financial Experts**
  - ∗ **Internal Auditor reports directly to Audit Committee of the Board**
  - ∗ **Pre-approves all services provided by external auditor**

- **Chief Ethics Officer – William T. Torgerson, Vice Chairman and General Counsel**

- **Policies and Procedures**
  - ∗ **24 corporate business policies posted on PHI Intranet, include policies on codes of conduct, insider trading, compliance with laws, conflict of interest, ethical conduct**
  - ∗ **Corporate governance guidelines, business policies and bylaws have been posted on PHI's internet website**

PHI *Corporate Governance* *(Continued)*

- **Sarbanes Oxley**

  * **Section 302 – certifications regarding disclosure controls and procedures**
    - **CEO/CFO Certification Process**
    - **Finance Committee Charter**
    - **Disclosure Team Guidelines**

  * **Section 404 – management's report on internal control over financial reporting with attestation by external auditors**
    - **Key Internal controls at each business unit and PHI service company are being identified, evaluated, documented and tested**
    - **Focus on significant accounts, key processes, and accountability at each business unit; project includes PHI closing and consolidation process**
    - **Using COSO framework for Internal Controls**
    - **Initial documentation of internal controls has been completed and testing by internal audit is in progress. PWC is conducting preliminary reviews and walkthroughs**

PHI *Summary*

- **PHI is well positioned**
  - **Our businesses fit together well and the strategy is working**
  - **We do business in a strong market**

- **PHI is focused on the customer**
  - **Reliability is top priority**
  - **Emergency preparedness initiatives well underway**
  - **Satisfied customers = Good regulatory relations**

- **PHI offers real value - with a low risk profile**
  - **Predictable earnings growth**
  - **Strong, predictable cash flow**
  - **Stable, secure dividend**
  - **Attractive total return potential**

Pepco Holdings, Inc.

Power Delivery

Tom Shaw
PHI, Executive Vice President



Power Delivery Introduction

- One of the largest Transmission & Distribution companies in the mid-Atlantic region

- Power Delivery is comprised of three legal entities
  - Potomac Electric Power Company (PEPCO)
  - Delmarva Power and Light Company (DPL)
  - Atlantic City Electric Company (ACE)

- 1.8 million customer base
- Approx. 50,000 GWH of electric load delivered annually
- 23,884 billion cubic feet of gas delivered annually
- Service territory of 9,600 square miles
- Approx. 4,200 Power Delivery employees
- Regulated by 5 states and FERC
- 2003 Operating Revenue of $4.0 billion and Assets of $8.5 billion

PHI Power Delivery - Business Overview



Combined Service Territory

Legend
- Atlantic City Electric Co.
- Delmarva Power & Light Co.
- Potomac Electric Power Company

- Robust Service Territory Economy
  - Sales growth of approximately 2%
  - Employment growth exceeds national average
  - Diverse government and private sectors
  - Area has been less susceptible to economic downturns
  - Per capita income above national average

Diversified Customer Mix[1]



- Residential 34%
- Commercial 45%
- Government 10%
- Industrial 11%

[1]2003 MWh Sales.

Power Delivery- A Business Overview

```
                        ┌─────────────────────────────────┐
                        │         Power Delivery          │
                        └─────────────────────────────────┘
```

	Pepco Electric	ACE Electric	DPL Electric	DPL Gas
Customers	• 726,000	• 521,000	• 493,000	• 117,000
GWH	• 25,994	• 9,643	• 14,034	N/A
Mcf	N/A	N/A	N/A	• 23,884,125
Service Area	• 640 square miles	• 2,700 square miles	• 6,000 square miles	• 275 square miles
	District of Columbia, Major portions of Prince George's and Montgomery Counties in Suburban Maryland	Southern one-third of New Jersey	Delmarva Peninsula	Northern Delaware
Population	• 2.0 million	• 1.0 million	• 1.3 million	• 0.5 million

Reflects 12/31/03 data; GWH/Mcf calendar year 2003

pepco

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Power Delivery

4

Overview and Focus – Aligned for Success

- <u>PHI Vision</u> –

*Be the premier energy delivery
and services company in the
mid-Atlantic region through employees
focused on customer service,
reliability and profitability.*

pepco   **conectiv**
                   Power Delivery

- <u>Power Delivery Mission</u> – We safely provide reliable electric and gas delivery and excellent customer service, while meeting our financial commitments and living our values.

- <u>Operations</u> – We operate Power Delivery as one business while maintaining a separate utility presence within the specific jurisdictions

- <u>Focused</u> – On cost effective customer service and reliability enhancements and the post-transition regulatory opportunities, with an emphasis on:
  - Meeting earnings and cash contribution goals
  - Achieving integration benefits
  - Filing and successfully resolving rate cases
  - Continuing to focus on the expectations of our customers

How We Manage the Power Delivery Business



Power Delivery

- Manage Emergency Preparedness
- Manage Revenue
- Manage Customer Relationships
- Supply Customers' Energy
- Operate the System
- Manage System Assets

Customers

Account Managers | Call Centers | Revenue Management/ Revenue Accounting | Field Operations & Gas Div | Regional Operating Centers (Dispatch) | Engineering Groups

Support from: HR, Strategic Support Services, Business Planning & Finance, IT, Safety & Environmental, Regulatory, and Corporate Services

Components of the Regulated Return

- Distribution Assets – Regulated by States

- Transmission Assets – Regulated by FERC

- Standard Offer Service Margin
  - DC - Avg 0.2¢ kWh (beginning Feb 2005)
  - MD - Avg 0.2¢ kWh
  - DE - No current margin; post-May 2006 margin TBD
  - NJ - No margin – pass through
  - VA - No current margin; post-Jan 2005 margin TBD

- Between Rate Cases
  - Customer sales growth
  - Manage operating expenses/capital costs

Pepco Holdings, Inc.

pepco

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Power Delivery

Summarized Financial Information

Power Delivery

($ Millions)	Six Months Ended	
	June 2004 Actual	June 2003 Actual
Earnings Available for Common Shareholders[1]	$109.6	$90.5
Operating Revenues[1]	$2,117.4	$1,893.0
Less: Fuel, Purchased Energy & Gas[1]	$1,224.8	$1,062.6
Net Margin[1]	$892.6	$830.4
O&M Expense[1]	$313.1	$306.1
Capital Expenditures[2]	$222.4	$170.7
Return on Average Common Equity[3]	10.9%	10.6%

[1] Amount represents combined operating results of Pepco, ACE, and DPL as presented on their Statements of Earnings in their Form 10-Q.

[2] Amount represents combined capital expenditures of Pepco, ACE, and DPL as presented in their Statements of Cash Flow in their Form 10-Q.

[3] 12 months ended 6/30/04 includes SOS margin.

PepcoHoldings, Inc.

pepco

conectiv Power Delivery

Summary of Plant & Rate Base Assets

Total Power Delivery

	Rate Base 1/		Authorized	
	Date	**Amount**	**Return**	**Regulatory Reference to Authorized Return**
		(Millions)		
Electric Delivery - Distribution				
Pepco				
District of Columbia	Dec. 2003	$969	11.10%	(Formal Case No. 939, Order No. 10646 effective 7-11-95)
Maryland	June 2003	$725	11.00%	(Case No. 8791 Settlement, Order No. 74711 effective 12-1-98)
Delmarva				
Delaware	Dec. 2003	$353	11.50%	(Docket No. 94-84, Order No. 3991, effective 5-1-95)
Maryland	Dec. 2003	$234	11.90%	(Case No. 8492 Settlement, Order No. 70415, effective 4-1-93)
Virginia	Dec. 2003	$29	11.05%	(PUE930036, effective 10-5-93)
Atlantic City Electric				
New Jersey	Dec. 2002	$648	12.50%	(Docket No. ER90091090J, effective 6-20-90)
Electric Delivery - Transmission (FERC)				
Total Power Delivery	Dec. 2003	$655 2/		Rates negotiated - no stated Return on Equity
Gas				
Delmarva				
Delaware	Dec. 2003	$234	10.50%	(Docket No. 03-127, Order No. 6327, effective 12-9-03)

1/ Detail information regarding individual rate filings can be obtained from the public records of each filing.

2/ Company determination - No recent FERC filings.

PHI Regulatory Highlights

- Continue to maintain and benefit from a strong regulatory relationship

- Power Delivery will receive a margin as SOS provider in D.C. and Maryland (annually approximately $8 million and $17 million, respectively, after-tax)[1]

- Rate case outcomes in Delaware (ancillary service rate increase of $12.4 million annually and gas base rate increase of $7.75 million annually)

- New Jersey rate case pending; pursuing both regulatory litigation and settlement tracks

- Filed appeal on 2003 New Jersey deferral disallowance decision

- Gearing up for post rate cap filings in other jurisdictions

[1]Based on 2003 SOS sales. Realized margin depends on customer migration.

PHI Regulatory Summary

	Maryland	District of Columbia	Delaware	New Jersey	Virginia
2003 MWh Sales[1]	38%[2]	22%	20%	19%	1%
Retail Delivery Rate Cap	Through December 2006 (Unless FERC Transmission rates increase more than 10%)	Through August 2007 (Unless FERC Transmission rates increase more than 10%)	Through April 2006 (with a one-time exception for FERC transmission rate changes)	No caps; rate case pending	Through December 2010 (with exceptions)
Default Service	Provided through a PSC approved wholesale bidding process; approximately 0.2¢/kWh margin to Pepco / DPL	Third party supplier through February 2005; thereafter provided through a PSC approved wholesale bidding process; approximately 0.2¢/kWh margin to Pepco	Third party supplier through April 2006 (provided by Conectiv Energy); thereafter TBD	Provided through a BPU approved wholesale bidding process	Third party supplier (Conectiv Energy) through Dec. 2004; DPL to manage wholesale competitive bid January 2005; obligation extended through December 2010
Recent Rate Case Outcomes	DPL – increase delivery rates by $1.1MM Pepco – current rates unchanged	Filing in July 2004 – expect no change in delivery rates	Distribution rates unchanged: ancillary service rate increase of $12.4MM effective 7/04; gas base rate increase of $7.75MM effective 12/03	Rate case pending	None

[1] As a percentage of total Power Delivery.
[2] Pepco = 30%; CPD = 8%

Year to Date Business Accomplishments

- Strong financial results through June 2004

- Completed the Executive Integration Phase I – Core Team in Place

- Successful completion of labor contract negotiations with Locals 1900 & 1238A

- On track with reliability and customer satisfaction survey results
  - Ranked above average by JD Power among Eastern Region utilities in residential customer satisfaction

- Implemented scheduled emergency preparedness initiatives

APPENDIX

Sales and Financial Information

Potomac Electric Power Company

Electric GWH Sales:

	GWH Delivered	GWH SOS Sales
2003 Actual	25,994	16,199
Estimated:		
2004	27,013	17,932
2005	27,486	13,472
2006	28,075	13,522
2007	28,677	13,812

Capital Expenditures & Depreciation ($M):

Estimated: *	Capital Expenditures	Depreciation & Amortization
2004	$ 196	$ 160
2005	$ 189	$ 159
2006	$ 193	$ 165
2007	$ 193	$ 173

* See Safe Harbor Statement at beginning of this presentation

Sales and Financial Information

Delmarva Power and Light Company

Electric GWH Sales:

	GWH Delivered	GWH SOS Sales	BCF Sales
2003 Actual	14,673	12,362	23,337
Estimated:			
2004	14,079	12,202	21,797
2005	14,528	12,265	21,879
2006	14,857	12,563	22,016
2007	15,194	12,870	21,901

Capital Expenditures & Depreciation ($M):

Estimated: *	Capital Expenditures	Depreciation & Amortization
2004	$ 122	$ 67
2005	$ 128	$ 70
2006	$ 110	$ 72
2007	$ 92	$ 74

* See Safe Habor Statement at the beginning of this presentation

Sales and Financial Information

Atlantic City Electric Company

Electric GWH Sales:

	GWH Delivered	GWH SOS Sales
2003 Actual	9,643	8,598
Estimated:		
2004	9,815	7,885
2005	9,760	7,965
2006	10,004	7,898
2007	10,256	8,107

Capital Expenditures & Depreciation ($M):

Estimated: *	Capital Expenditures	Depreciation & Amortization[1]
2004	$ 113	$ 120
2005	$ 83	$ 121
2006	$ 85	$ 123
2007	$ 92	$ 123

[1]Includes amortization of transition bond principal

* See Safe Harbor Statement at the beginning of this presentation

PepcoHoldings, Inc.

pepco

conectiv
Power Delivery



A New Generation of Energy

William H. Spence
Sr. Vice President, Pepco Holdings, Inc.
President & COO, Conectiv Energy

Objectives of Today's Discussion

- Describe the unique characteristics of Conectiv Energy's business model.

- Explain how hedging provides earnings stability.

- Provide expanded market, financial and operational data.

- Provide an expected range of key value drivers.

Executive Summary

- Conectiv Energy's business model uniquely maximizes returns.

- Conectiv Energy's investment in power plant operating flexibility and dual fuel capabilities results in higher than normal "spark spreads."

- Earnings have been improved due to effective hedging and focused financial management.

- Future regional trends, strategy, and operational excellence are expected to boost earnings.

PepcoHoldings, Inc.

Business Overview
& Operating Model

Business Overview

- Property, Plant & Equipment — $ 1,354 million
- Average Net Cost of Installed Capacity — $366/kW
- Number of Generating Units — 52
- Number of Plant Sites — 18
- YTD Earnings @ 6/30/04 — $ 30 million
- Debt @ 6/30/04 (1) — $ 739 million
- Equity @ 6/30/04 — $ 629 million



Hay Road – 1,066 MW's



Bethlehem – 1,092 MW's

(1) Will be exclusively inter-company debt after repayment of Bethlehem loan.

4

Business Model

- Niche Generator: Specialize in one portion of the generation supply stack, utilizing our unit flexibility to provide energy and ancillary services to the growing PJM east market.

- Unit flexibility: The flexibility designed into Conectiv Energy's generation assets provides higher generation margins.

- Fuel Flexibility: The ability to switch fuels rapidly provides additional arbitrage value.

- Hedged Portfolio: Manage the business as a portfolio of assets and contracts that are intended to provide a reasonably predictable cash flow/earnings stream.

Business Overview

PepcoHoldings, Inc.

Geographic Location



Population > 20 mm

Population < 10 mm

Bethlehem

Transmission constraints

Hay Road

Power Plants are favorably located in PJM East

3,698 MWs (reflects completion of Bethlehem)

★ Conectiv Energy Power Plants

- Conectiv Energy Plants are located near large Northeast load pockets.

Positioning in PJM Supply Stack



$/MWh

Peaking 669 MW 18% fleet

Mid-Merit 2,689 MW 73% fleet

Base Load 340 MW 9% fleet

Base Load | Mid-Merit | Peaking

GW

- Fleet is focused on the mid-merit portion of the supply stack.

PepcoHoldings, Inc.

PJM Market

PJM Market Update



- PJM remains the most liquid and advanced power pool in the U.S.

- PJM is considering a new capacity pricing model.
  - May provide higher and more stable prices for capacity and send better signals to the market.
  - The eastern PJM region is expected to be the first area to receive localized capacity prices.

- Market conditions strengthening in Traditional PJM
  - Continued PJM load growth.
  - Announced generation retirements will lower excess capacity in PJM.

- Minimal new capacity additions currently planned for PJM.

- PJM is expanding to include AEP, ComEd, Dominion, Duquesne and Dayton.

Future PJM Power Market Discussion

conectiv energy
A New Generation of Energy

As excess PJM capacity is absorbed through peak growth and retirements, we expect gross energy margins to increase substantially.

Illustrative Mid-Atlantic PJM Capacity Balance and Price Curve



1999-2001, PJM monthly capacity auction $80/MW Day
2002-2003, PJM monthly capacity auction $30/MW Day
$50/MW Day
1999 – 2001, top 100 hours avg. price: $400/MWh
2002 – 2003, top 100 hours avg. price: $170/MWh
$230/MWh
2001 Gen Bid Curve
2005 to 2008 Gen Bid Curve
Net Capacity
Added From 2001 to 2005 (8800 MW)
$/MWh
Peaking
Oil/ST
CC
Coal
Nuclear
4 YR
3 YR
Peak + Res Growth 5700 MW
Peak + Res Growth 3700 MW
PJM Normalized Peak Load MW
2001 Peak Load
2005 Peak Load
2008 Peak Load

Incremental gross margin if capacity prices rebound 50% = 3,700 MW x $25/MW Day x 365 D/Y = $34 M/Y

Incremental gross margin if peak period energy (prices) rebound 50% = 3,700 x $115/MWh x 100 H/Y = $43 M/Y

Conectiv Operating Model

Conectiv's flexible combined cycle design provides added value.

conectiv energy
A New Generation of Energy



Dual fuel burners allow unit to burn Natural Gas or Fuel Oil.
Bypass stacks allow CT's to operate without steam cycle.
Turbine
Generator
Cooled combustion gases exhausted
Oil
Gas
Fuel burned
Bypass exhaust stack (used if boiler is unavailable)
Bypass damper in open position
Steam unit able to run with one, two, or three CT's operating.
Turbine
Generator

Conectiv's standard 550 MW power block design is 3 gas turbines in combination with 1 steam turbine.

PepcoHoldings, Inc.

Conectiv Design Compared to Typical Design

	Conectiv Energy Combined Cycle Design	Typical Combined Cycle Design
Time for CT's to Reach Full Load	20 Minutes	2 Hours
Ability to Run only CT's	Yes	No
Multi-fuel Capability (natural gas and No. 2 oil)	Yes	No
Minimum Run Time (hours)	4	8-16
Allowable Starts per Day	2	1
Multi-Pipeline Access	2 or 3	1

Value Created Through Operational Flexibility



Illustrative Energy Margins for a 500 MW Combined Cycle Based on Actual Spot Market Prices

Base Value

- ■ <u>Average Annual Spark Spread at PJM West</u>: Typical market view of "intrinsic value."

Incremental Value

- ■ <u>Locational Value</u>: Value derived from eastern PJM location.

- ■ <u>Daily Flexibility</u>: Value from capability to run unit only on 16 hour days when it is economic.

- ■ <u>Fuel Switching and Arbitrage</u>: Margin from fuel switching.

- ■ <u>Hourly Flexibility</u>: Margin captured through design and operational flexibility.

Fuel Switching Arbitrage Opportunities

Multi-fuel capability has provided significant fuel switching arbitrage opportunities in 3 of the last 4 winters.



Key Drivers of Generation Gross Margin (1) (June 2004 YTD)

conectiv energy
A New Generation of Energy

PepcoHoldings, Inc.



YTD Average Margin $/MWh
$40.21 MWh
$18.74 /MWh
$21.47/MWh
West to East Hub Congestion
Power & Fuel Hedges
Ancillary Services & Hourly Flexibility Premium
Fuel Switching
PJM Capacity (ICAP)
Energy Spark Spreads
Locational value.
Power and fuel hedges provide predictability.
Unit flexibility to start quickly, run for short durations, dispatch as CT only, and provide local system support allows for additional margins.
Fuel switching generates arbitrage.
Realized spot energy margins from actual generation.

(1) Generation Gross margin is calculated by subtracting cost of goods sold from generation revenues and dividing by generation output.

Power Plant Operations Statistics

Generation Performance*



(1) On-dispatch represents the percentage of available energy margin obtained from the market.

* Excludes peaking plants.

Generation Operating and Maintenance Expenses

	Year Ending 2002	Year Ending 2003	6 months as of June 2004
Total Generation O&M[1] ($millions)	$ 56.5	$ 58.9	$ 27.0
Installed Capacity (MW)[2]	2,912	3,656	3,698
Generation Output (MWH)[3]	4,395,260	5,355,270	2,738,850
Generation O&M Expenses per KW	$ 19.39	$ 16.12	$ 14.61
Generation O&M Expenses per MWH	$ 12.85	$ 11.01	$ 9.86

[1]The Generation O&M expense for all periods includes the Deepwater Power Plant O&M.
[2]Includes 185MW Deepwater Capacity
[3]Includes Deepwater Output

Focus on Cost Control



Generation O&M Expense per MWh Produced

$/MWh

2002	2003	6 Months as of June 2004
$12.85	$11.01	$9.86



Generation O&M Expense per Installed kW

$/kW

2002	2003	6 Months as of June 2004
$19.39	$16.12	$14.61

Siemens/Westinghouse Alliance

  

- Conectiv has the largest fleet of Siemen's V84 turbines in operation in the U.S.

- Recently announced alliance provides an 8 year arrangement that is expected to benefit Conectiv in many ways:
  - Discounted parts and services
  - Collaboration on best practice maintenance
  - Enhanced outage planning
  - Increased availability
  - Increased output through capacity enhancements
  - Leverage economies of scale across Conectiv fleet

- Projected savings of $25-$40 million over term of agreement

Hedging Activities

Hedging Process

- Objective is to provide a stable earnings stream by hedging 75% of projected generation output and fuel on a rolling 36 month basis.



Inputs

- Forward fuel prices
- Forward power prices
- Generation outages
- Heat rates
- Operating characteristics
- Market rules
- Historical experience

Mid-Merit asset output is subject to significant variability due to their position on the PJM supply curve, therefore it is important to have an effective hedging program.

Daily Load & Generation

There is a positive correlation between serving POLR obligations and our generation output.



Hedging Process (continued)

- With projected load and generation, hedging alternatives are then considered

  - Standard power sales products; e.g., 50 MW on-peak or ATC

  - Financial options

  

  - Customized transactions (tolling arrangements)

  - Standard Offer Services (e.g., BGS, POLR, etc.)

- Fuel Supply contracts are needed to protect projected margins and ensure reliable operations (e.g., NYMEX, physical supply, transportation and storage).

- Maintain a mix of various types of power and fuel contracts to manage overall portfolio risk

Financial Statistics

Financial Summary - 2004 YTD

June YTD 2004 Gross Margin and Operating Income (GAAP)

($ millions except where noted)

	6 Months Ending June 30, 2004
Plant Output (MWh's)	2,738,850
Average Generation Margin ($/MWh)	$40.21
Operating Revenue	$1,153.2
Cost of Goods Sold	(1,033.4)
Gross Margin	$119.8
Gross Margin Detail:	
Merchant Generation	$110.1
Load Following Service (POLR)	1.7
Other Energy Services	8.0
Total Gross Margin	$119.8
Operating Expenses	($70.0)
Operating Income	$49.8

PepcoHoldings, Inc.

Merchant Generation Gross Margin

($ millions)	1st Quarter 2003		2nd Quarter 2003		3rd Quarter 2003		4th Quarter 2003		Year Ending 2003		1st Quarter 2004		2nd Quarter 2004		6 months as of June 2004
Merchant Generation Revenue	$	189.0	$	123.6	$	156.5	$	71.0	$	540.1	$	110.8	$	121.0	$	231.8
Merchant Generation COGS		(146.0)		(95.4)		(86.3)		(28.3)		(356.0)		(49.5)		(72.2)		(121.7)
Merchant Generation Gross Margin [1]	$	43.0	$	28.2	$	70.2	$	42.7	$	184.1	$	61.3	$	48.8	$	110.1
Merchant Generation Output (MWH)[2]		1,622,982		875,325		2,018,781		838,182		5,355,270		1,403,228		1,335,622		2,738,850
Merchant Generation Gross Margin ($/MWH)[2]	$	26.50	$	32.24	$	34.78	$	50.91	$	34.38	$	43.66	$	36.59	$	40.21

[1] The Merchant Generation Gross Margin for all periods includes the Deepwater Power Plant Gross Margin.

[2] Includes Deepwater Output.

Note: Estimated Merchant Generation Gross Margins per MWh for 2004 to 2006 are based on an estimated revenue range of $360 million to $720 million and a cost of Goods Sold range of $185 million to $435 million.

Plant Output and Merchant Generation Gross Margins

2003 to 2004 YTD and 2004-2006 Estimated Plant Output and Gross Margin per MWh

Plant Output



Merchant Generation Gross Margin



(1) See Safe Harbor Statement at beginning of this presentation and note on previous page.

Conectiv Energy Net Cash From Operating Activity

2002-2007 Net Cash From Operating Activity ($ millions)

Actual Net Cash From Operating Activity Summary [1]				Estimated Net Cash From Operating Activity Summary
	2002	**2003**	**2004 YTD**	
	Actual	**Actual**	**Actual**	**2004-2007**
Cash From Operating Activity	$111	$23 [3]	$58	$472 [4]
Capital Expenditures on New Power Plants and Equipment [2]	(475)	(132)	(2)	
Capital Expenditures on Existing Facilities and Other	(12)	(15)	(4)	(80) [4]
Net Cash	$(376)	$(124)	$52	$392 [4]

[1] Effective January 1, 2004 Thermal business transferred from Conectiv Energy to Pepco Energy Services.

[2] 2003 capital expenditures include refund on cancellation of GE equipment of $51.5 million.

[3] Reflects net trading losses prior to cessation of proprietary trading of $27 million.

[4] See Safe Harbor Statement at beginning of this presentation.

Executive Summary

- Conectiv Energy's business model uniquely maximizes returns.

- Conectiv Energy's investment in power plant operating flexibility and dual fuel capabilities results in higher than normal "spark spreads."

- Earnings have been improved due to effective hedging and focused financial management.

- Future regional trends, strategy, and operational excellence are expected to boost earnings.

Appendix

Operating Income Summary

$'s millions (except w here noted)

	2004 June 30
Sales and Average Margins:	
Energy Output (Mwh's)	2,738,850
Load Following Service (POLR) Sales (Mwh's)	5,961,685
Operating Revenue	$ 1,153.2
Cost of Goods Sold	(1,033.4)
Gross Margin	$ 119.8
Gross Margin Detail:	
Merchant Generation	$ 110.1
Load Following Service (POLR)	1.7
Other Energy Services	8.0
Total LOB Gross Margin	$ 119.8
Total Merchant Generation O&M	$ (27.0)
Energy Management & Administration	(12.5)
Corporate Costs	(7.6)
Total O&M Expenses	$ (47.1)
Depreciation	(22.3)
Other Taxes	(0.6)
Operating Expenses	$ (70.0)
Operating Income	$ 49.8



E.R. Mayberry
Senior Vice President , Pepco Holdings, Inc.
President & CEO , Pepco Energy Services, Inc.

Pepco Energy Services - Overview

- A profitable C&I energy services business in the mid-Atlantic region.

- One of the largest retail energy providers in PJM.
  - About 2,850 MW of load under contract.
  - Over 80 million dekatherms of delivered natural gas in 2003.
  - Eighty-eight percent of retail electricity load is large C&I.

- A full requirements energy service business for customers who wish to outsource their energy needs.
  - Develops and installs energy efficiency equipment including central plants.
  - Installs and operates HVAC, controls, and high voltage equipment.
  - Performs testing and maintenance.



Positioned for Growth

- Sized to handle a high volume of business.

- Mature systems to handle future growth.

- Strong risk management and counterparty credit processes.

- Limited need for capital expenditures.
  ($14 mm – 2004, $10 mm in 2005, $3 mm in 2006)

Organizational Structure



Pepco Energy Services

Asset Management Group

- Commercial and Industrial Commodity Sales
- Mass Market Commodity Sales
- 800 MW Generation - PPR

Energy Services

Performance Management Group

- Energy Savings Performance Contracting
- Central Plants

Pepco Building Services

- High Voltage Testing and Maintenance
- Building Controls and HVAC

Pepco Holdings, Inc.

Pepco Energy Services - Strategy

- Supply energy products and services in competitive retail markets.

  – Offer retail electricity and natural gas focused on large C&I customers in the mid-Atlantic region.

  – Provide integrated energy management solutions to commercial, institutional and government customers.

  – Expand geographically as PJM expands.

- Provide PHI the opportunity for increased earnings growth with manageable risk.



Pepco Energy Services Commodity Footprint

State	Electricity	Natural Gas
Pennsylvania	DQE, PECO, PPL, GPU	Nearly all LDCs
Virginia	Dominion Va Power	Nearly all LDCs
Maryland	BGE, PEPCO, Conectiv, SMECO	Nearly all LDCs
New Jersey	PSEG, Conectiv, GPU	Nearly all LDCs
District of Columbia	PEPCO	WGL
Delaware	Conectiv	Conectiv
New York	ConEd, Orange and Rockland	ConEd, Orange and Rockland

Operating Revenue Contribution by Business



June YTD 2004

- Asset Management Group - Natural Gas
- Asset Management Group - Electric
- Energy Services

PES is growing its electric commodity business


Sales Volume (MWH Delivered) - millions
12
10
8
6
4
2
-
2001
2002
2003
2004 Proj
MD
NJ
DC
Other

See Safe Harbor Statement at the beginning of this presentation.

pepco Energy Services

PepcoHoldings, Inc.

Commodity Acquisition

- Retail oriented wholesale desk – buy wholesale in support of retail sales.

- Manage toward a flat book.

- No speculative trading.

- Very low Value-at-Risk limit.

PES' load acquisition this year is strong

Year 2004 – Cumulative Electricity Contracts Signed



800
700
600
500
400
300
200
100
0
MW (I-Cap)
January
February
March
April
May
June
Renewed contracts
New contracts

Growth Opportunities

- Expand commercial and industrial commodity business into attractive markets – primarily high density areas with good competitive climate. Ohio, Illinois, Michigan and New York look most attractive.

- Continue to develop ongoing revenue streams in the energy services business.



Market Potential



- C&I potential markets:
  - Total Market: 34,000 MW
  - Not Switched: 24,000 MW
- Reasonable to assume Pepco Energy Services could double its existing load by 2008.

See Safe Harbor Statement at the beginning of this presentation.

C&I Market Share – two states

Maryland	New Jersey

PES >40% of switched market

PES between 15-20 % of switched market

C&I Load - 6,300 MW	C&I Load – 11,500 MW

 PES electric load

 Competitors electric load

 Electric load not switched

pepco Energy Services

PepcoHoldings, Inc.

Alliances help PES execute its strategy



AOBA ALLIANCE, Inc.
Together we generate savings
Boston Properties
SOUTHERN MANAGEMENT CORPORATION
CarrAmerica. *America's Workplace.*
Akridge REAL ESTATE SERVICES
THE JBG COMPANIES
QUADRANGLE DEVELOPMENT CORPORATION
Hines
SPAULDING & SLYE | COLLIERS INTERNATIONAL

Apartment and Office Building Association

- **One of the largest electricity purchasing groups in mid-Atlantic**
- **Commercial buildings in D.C. and Maryland**
- **About 400 MW electric load**
- **93 participating companies**
- **Provides flexibility in supply**

pepco Energy Services

Electric and Natural Gas Contract examples

METRO
- $25 million electric supply contract
- 48 MW electric load
- 2 year term

EPA
- Renewable energy certificates
- 1,000 MWH
- 3 year term



Novartis
- Electric and gas supply
- 25 MW electric load
- 1 million dekatherms of natural gas
- Customer since 2001



Rutgers University
- Electric and natural gas supply
- 36 MW electric load
- 2 million dekatherms of natural gas
- Customer since 2001





University of Maryland
- $5 million electric supply contract
- 25 MW electric load



Electric Commodity Supply Contract example – Federal Government

- **Electric commodity supply to Maryland locations**
- **107 MW electric load**
- **$47 million contract**
- **Term is approximately 1.5 years**









DEFENSE ENERGY SUPPORT CENTER
Total Energy Solutions

U.S. DEPARTMENT OF HEALTH AND HUMAN SERVICES
National Institutes of Health

USDA ars
Agricultural Research Service
the in-house research arm of the U.S. Department of Agriculture

DEPARTMENT OF VETERANS AFFAIRS • UNITED STATES OF AMERICA

pepco Energy Services

Operating Revenue Contribution by Business

June YTD 2004



- ■ Asset Management Group - Natural Gas
- ■ Asset Management Group - Electric
- ■ Energy Services

Energy Savings Performance contract example

Military District of Washington

- Largest ESPC ever awarded by the Federal government.

- $62 million project – 5 bases.

- $215 million of cost savings over 19 years.

- 688 buildings – over 11 million square feet.

- Over 100,000 light fixtures.

- 2 new central chiller plants.

- Over 700 cooling and heating units.

- Operations and maintenance for 19 years.





Energy Efficiency Contract example

National Institutes of Health

- $60 million in projects.
- Construction included a co-generator, substation, and building retrofits.
- 10 year operations and maintenance contract.
- Additional contract to sell natural gas to the co-generator.
- Selling electricity to customer as well.





A larger percentage of service revenues are from ongoing contracts

- White Flint chiller plant.

- Military District of Washington – O&M contract.

- D.C. Convention Center chiller plant.

- National Institutes of Health Cogeneration – O&M contract.

- Other Thermal assets (Atlantic City and Wilmington, DE)

Service revenues from ongoing contracts

(millions)

$70

$60

$50

$40

$30

$20

$10

$-

| 2000 | 2001 | 2002 | 2003 | * 2004 Proj |

* Includes the transfer of thermal assets.

* Based on existing contracts.

See Safe Harbor Statement at the beginning of this presentation.



Operating Revenue (millions)



Gross Margins
by business segment

June 2004 – YTD
(millions)

	Gross Margin	Percentage
Natural Gas	$ 6.4	3%
Electric	$ 18.5	7%
Energy Services	$ 25.0	36%
Pepco Energy Services, Inc.	$ 49.9	9%

Natural Gas Gross Margin equals Natural Gas Operating Revenue of $231.2 million less Natural Gas Cost of Sales of $224.8 million.

Electric Gross Margin equals Electric Operating Revenue of $253.9 million less Electric Cost of Sales of $235.4 million.

Energy Services Gross Margin equals Energy Services Operating Revenue of $69.1 million less Energy Services Cost of Sales of $44.1 million.

Percentage = (Revenues- Cost of Sales)/Revenues



Gross Margin by Business

June YTD 2004



13%

50%

37%

- ☐ Asset Management Group - Natural Gas
- ☐ Asset Management Group - Electric
- ☐ Energy Services



Gross margin by business = gross margin by stated category/total Pepco Energy Services gross margin (percentage)

Income Statement (millions)

	June YTD - 2004
Operating Revenue	$ 554.2
Cost of Sales	$ 504.3
Gross Margin	$ 49.9
Other Operating Expenses	$ 42.2
Operating Income	$ 7.7
Other Income	$ 1.0
Tax and Interest Expense	$ 2.3
Net Income	$ 6.4

**Gross Margin of $49.9 million less certain other Operating Expenses
of $42.2 million equals Operating Income of $7.7 million.**

Other Income is comprised of interest income, income from equity investments and other revenue and expenses.



Summary

- One of the largest retail energy providers in the mid-Atlantic region.

- Excellent opportunities for growth.

- Plans to expand geographically, especially as PJM expands.

- Provides PHI the opportunity for earnings growth with manageable risk.



Potomac Capital Investment Corporation

**John McCallum
Senior Vice President - PHI &
President - Potomac Capital
Investment Corporation**

Potomac Capital Investment (PCI)

- Designed to provide a supplement to earnings, cash flow and long term shareholder value through existing energy-related financial investments

- Manage existing portfolio – principally cross border lease assets backed by high investment-grade collateral arrangements

- No new investments; other assets divested

PCI – Asset Mix

Dollars in Millions

	06/30/03	06/30/04
Energy/Other Leases	$ 1,102	$ 1,182
Securities	$ 172	$ -
Real Estate	$ 79	$ -
Aircraft	$ 13	$ -
Utility Services	$ 18	$ -
Other Investments	$ 41	$ 24
Other Assets	$ 100	$ 115
Total Assets	$ 1,525	$ 1,321

PCI – Energy Leasing Portfolio

As of June 30, 2004

Year	Country	Asset Description	% Owned	Lease Expiration	Book Value ($ in Millions)
94	Netherlands	Co-Fired Generation (210 MW)	35%	2017	$84
95	Australia	Co-Fired Generation (700 MW)	100%	2019	167
99	Netherlands	Gas Transmission/Distribution	100%	2025	195
99	Netherlands	Gas Transmission/Distribution	100%	2025	125
01	Austria	Hydro Generation (781 MW)	56%	2033	213
02	Austria	Hydro Generation (184 MW)	100%	2030-35	132
02	Austria	Hydro Generation (239 MW)	100%	2033-41	165
02	Austria	Hydro Generation (80 MW)	100%	2039	65
					$1,146

PCI – Highlights

- **Investment portfolio – principally investment grade**

- **Asset categories (principal):**

	6/30/04 **AMOUNT**	**RATING**
Energy Leveraged Leases	$1,146 MM	A+ to AAA+

- **Managed Aircraft Portfolio down to zero**

1995	**6/30/03**	**6/30/04 **
33 Aircraft ($650 MM)	3 Aircraft ($13 MM)	1 Aircraft ($0 MM) * Sold as of 8/31/2004

- **No new investments in the business plan**

- **PCI Debt balance at 6/30/04 was:**

Short Term	--
Long Term	**$629M**
Total	$629 M

- **Source of funds for PCI's debt repayment:**

  $50MM of average annual cash flow from energy leveraged leases

PepcoHoldings, Inc.

PCI – Net Income



Note: Includes only PCI's results of operations. In PHI's external reports, PCI's results are included in PHI's "Other-Non Regulated" reportable segment within its segment information footnote. The net income of the entire "Other-Non Regulated" reportable segment is $29.0 million, $7.7 million and $27.0 million for the periods 2002, 2003 and year-to-date June 2004, respectively.

Risk Management & Financial Review

Joe Rigby

Senior Vice President & CFO

PepcoHoldings, Inc.

Risk Management

Risk Management Infrastructure

PHI's risk management places oversight at the senior management level by aligning the risk control activities at the LOB level under a corporate risk governance committee.



Risk Management Infrastructure

PHI monitors risk on an enterprise-wide basis through an Aggregate Scoring Matrix that intersects a risk's likelihood of occurrence with the materiality of the occurrence.

Aggregate Scoring Matrix

Materiality (Dollar Impact)**

	Very Low	Low	Medium	High	Very High
Very Low	Very Low	Low	Low	Medium	Medium
Low	Low	Low	Medium	Medium	High
Medium	Low	Medium	Medium	High	High
High	Medium	Medium	High	High	Very High
Very High	Medium	High	High	Very High	Very High

Likelihood of Occurrence*

*   *Probability ranges are assigned to each category from "Very Low" to "Very High".*

**   *Dollar impact ranges are assigned to each category from "Very Low" to "Very High".*

Financial Review

Strengthening the Balance Sheet–Debt Reduction Plan

- **PHI has a stated objective of reducing debt by $1 billion over the five year period ending 2007 (excluding application of recent common stock issuance proceeds)**

- **In 2003, PHI reduced debt by $250 million**

- **In 2004, PHI plans to reduce debt by approximately $100 million (excluding application of recent common stock issuance proceeds)**

- **PHI targets a common equity ratio in the mid-40% area by 2007 (excluding transition bonds)**

Pepco Holdings, Inc.

Common Stock Offering

Issuance Date: September 15, 2004

Shares Issued: 14.95 million shares of common stock (13 million offered plus greenshoe)

Share Price: $19.25

Net Proceeds: $277.7 million

Use of Proceeds: Repay term debt

Distribution: 57% institutional; 43% retail

This offering allowed us to accelerate the de-levering of our balance sheet and is additive to our stated objective of reducing debt by $1 billion over the five year period ending 2007.

PepcoHoldings, Inc.

Strengthening the Balance Sheet

($ in millions)

	6/30/04	%	Adj. [4]	Pro Forma for Offering [5]	%
Short Term Debt [1]	$942.8	10.0	$57.3	$1,000.1	10.6
Long Term Debt [2]	5,314.1	56.3	(335.0)	4,979.1	52.8
Total Debt	$6,256.9	66.3%	$(277.7)	$5,979.2	63.4%
Preferred Stock [3]	108.2	1.2	--	108.2	1.2
Shareholders' Equity	3,068.4	32.5	277.7	3,346.1	35.4
Total Capitalization	$9,433.5	100.0%	$0.0	$9,433.5	100.0%

(1) Includes current maturities of long-term debt ($600.6 million), capital lease obligations due within one year ($15.8 million) and Variable Rate Demand Bonds ($158.4 million).
(2) Includes $537.7 million in Transition Bonds issued by ACE Funding and capital lease obligations ($113.2 million).
(3) Includes mandatorily redeemable preferred Stock ($45 million) and serial preferred Stock ($63.2 million).
(4) Assumes use of proceeds for repayment of Conectiv Bethlehem, LLC term loan of $335 million, payment of swap termination ($6.8 million or $4.1 million after tax) and issuance of short term debt for remaining amounts due to repay the term loan.
(5) 14,950,000 shares issued at $19.25 on September 15, 2004.

Strengthening the Balance Sheet-Excluding Transition Bonds

($ in millions)

	6/30/04	%	Adj. [4]	Pro Forma for Offering [5]	%
Short Term Debt [1]	$921.4	10.4	$57.3	$978.7	11.0
Long Term Debt [2]	4,776.4	53.8	(335.0)	4,441.4	50.1
Total Debt	$5,697.8	64.2%	$(277.7)	$5,420.1	61.1%
Preferred Stock [3]	108.2	1.2	--	108.2	1.2
Shareholders' Equity	3,068.4	34.6	277.7	3,346.1	37.7
Total Capitalization	$8,874.4	100.0%	$0.0	$8,874.4	100.0%

(1) *Includes current maturities of long-term debt ($600.6 million), capital lease obligations due within one year ($15.8 million), Variable Rate Demand Bonds ($158.4 million) and excludes $21.4 million in Transition Bonds issued by ACE Funding.*

(2) *Excludes $537.7 million in Transition Bonds issued by ACE Funding and includes capital lease obligations ($113.2 million).*

(3) *Includes mandatorily redeemable preferred Stock ($45 million) and serial preferred Stock ($63.2 million).*

(4) *Assumes use of proceeds for repayment of Conectiv Bethlehem, LLC term loan of $335 million, payment of swap termination ($6.8 million or $4.1 million after tax) and issuance of short term debt for remaining amounts due to repay the term loan.*

(5) *14,950,000 shares issued at $19.25 on September 15, 2004.*

Pepco Holdings, Inc.

Cash from Operating Activities

- **Net cash from operating activities will range from about $685 million to $850 million annually for the next several years [1]**

- **Debt reduction will continue to be the primary focus**

- **Current dividend level is stable and secure**

- **Dividends from operating utilities will be based on maintaining utility equity ratios in the mid-40% area.**

(1) See Safe Harbor Statement at the beginning of this presentation.

PepcoHoldings, Inc.

Capital Expenditures Covered by Internally Generated Funds



Holding Company

- **Holding Company expenses will range between about $45 million to $55 million of costs annually (after-tax) that are not allocated to subsidiaries.[1] These costs are primarily interest expense.**

- **As of September 30, 2004, the Holding Company had $2.2 billion of long-term debt outstanding.**

  - * **As of September 30, 2004, the Holding Company had $1.3 billion in loans to operating subsidiaries.**

  - * **These operating subsidiaries make debt service payments to the parent.**

(1) See Safe Harbor Statement at the beginning of this presentation.

Liquidity Position

As of September 30, 2004

($ in millions)	Pepco Holdings, Inc.	Operating Utilities	Total
Credit Facility Capacity	$ 700	$ 500	$ 1,200
CP Outstanding	$ 134	$ 63	$ 197
LOC Outstanding	$ 11	$ 7	$ 18
Total Outstanding	$ 145	$ 70	$ 215
Total Unused Capacity at 9/30/04	$ 555	$ 430	$ 985

Mirant Status

- **Transition Power Agreements**

  * **Amended in 2003 (no longer in dispute)**
    - ➢ **TPA obligation through January 2005 in D.C.**
    - ➢ **$105 million claim against Mirant bankruptcy estate**

- **Power Purchase Agreements**

  * **Mirant seeking to reject two power purchase agreements**
    - ➢ **450 MW FirstEnergy contract through 2005**
    - ➢ **230 MW Panda contract through 2021**

  * **U.S. Court of Appeals recently denied Mirant's motion to reject the PPAs**
    - ➢ **Found that the District Court has jurisdiction to rule on Mirant's request**
    - ➢ **Remanded the case back to the District Court**
    - ➢ **Directed the District Court to consider applying a more rigorous standard than the business judgment standard normally used by bankruptcy courts and consider public interest**

  * **U.S. District Court retains jurisdiction over motion to reject**

- **Mitigating factors in the event of an adverse outcome include:**
  * **Claim against Mirant bankruptcy estate**
  * **Regulatory recovery**

Strong Performance Through June 2004

	PHI Earnings per Share					
	6 Months Ended June 30, 2004			**6 Months Ended June 30, 2003**		
	GAAP	Adj.	As Adjusted[1]	**GAAP**	Adj.	As Adjusted[1]
Power Delivery	**$0.66**	($0.05)	$0.61	**$0.55**	$0.06	$0.61
Unregulated						
Conectiv Energy	**0.17**	(0.04)	0.13	**(0.51)**	0.54	0.03
Pepco Energy Services	**0.04**	(0.01)	0.03	**(0.01)**	--	(0.01)
Other – Non Regulated	**0.15**	(0.01)	0.14	**0.11**	--	0.11
Corporate & Other	**(0.20)**	(0.01)	(0.21)	**(0.03)**	(0.20)	(0.23)
Total	**$0.82**	($0.12)	$0.70	**$0.11**	$0.40	$0.51

(1) Adjusted to eliminate supplemental items. Detail of adjustments can be found in the Appendix on page 19 as well as in the second quarter earnings release dated August 6, 2004 at www.pepcoholdings.com.

Stable, Secure Dividend

- **Indicated annual dividend of $1 per share**

- **Current dividend yield is 31% higher than the average dividend yield for companies in the S&P Electric Utilities**

- **Utility cash flows completely cover dividend**



Attractive Yield

- PHI: 5.11%
- S&P Electric Utilities: 3.91%
- Dividend Yield

Note: **Dividend yield = Annual dividend per share / common stock price per share**
Pricing data as of September 27, 2004
Source for S&P Electric Utilities information is Factset

PepcoHoldings, Inc.

Investment Highlights

- **Improving credit profile**

- **Stable, regulated and diversified delivery business**

- **Conservatively managed competitive energy businesses profitably situated in mid-Atlantic region**

- **Predictable free cash flow**

- **Strong financial results through June 2004 reflect solid execution of the business plan and favorable weather**

- **Attractive total return potential with a stable, secure dividend**

Appendix

Pepco Holdings, Inc.
Earnings Per Share Reconciliation
2004 / 2003

| | | Year to Date June | | | | |
| | | Competitive Energy | | | | |
	Power Delivery	Conectiv Energy	Pepco Energy Services	Other - Non Regulated	Corporate & Other	Total PHI
2004 Results of Operations (GAAP)	**$ .66**	**$ .17**	**$ .04**	**$ .15**	**$ (.20)**	**$ .82**
Supplemental Adjustments 1/						
Gain on Vineland distribution assets Condemnation Settlement	(.05)					(.05)
Gain on disposition associated with Vineland co -generation facility		(.04)				(.04)
Local Tax Benefit			(.01)	(.05)	(.01)	(.07)
Starpower Impairment				.04		.04
2004 Results as Adjusted	.61	.13	.03	.14	(.21)	.70
2003 Results of Operations (GAAP)	**$ .55**	**$ (.51)**	**$ (.01)**	**$ .11**	**$ (.03)**	**$ .11**
Supplemental Adjustments 1/						
CT Cancellation		.38			(.20)	.18
Trading Losses (Proprietary Trading)		.16				.16
ACE Accrual Reversal	(.04)					(.04)
ACE NJ Defe rral Disallowance	.10					.10
2003 Results as Adjusted	.61	.03	(.01)	.11	(.23)	.51
Variance for 2004 Adjusted vs 2003 Adjusted	**$ -**	**$ .10**	**$ .04**	**$ .03**	**$ .02**	**$ .19**

1/ The adjustments represent non-GAAP financial information. Management believes that the adjusted earnings amounts may be useful to investors because they show results before giving effect to the adjustment items.